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ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELIMINARY PROSPECTUS ISSUED FEBRUARY 9, 2006)
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-129277

Morgans Hotel Group Co. is providing you with the following information in connection with its initial public offering.

Morgans Hotel Group Co.

$360,000,000
18,000,000 Shares

Issuer:	Morgans Hotel Group Co.
Symbol:	MHGC
Size:	$360,000,000
Shares offered by the Issuer:	15,000,000 shares
Shares offered by the selling stockholders:	3,000,000 shares
Greenshoe:	2,700,000 shares; option to purchase additional shares from Morgans Hotel Group Co.
Price to public:	$20.00 per share
Underwriting discounts and commissions:	$1.30 per share
Trade date:	February 13, 2006
Closing date:	February 17, 2006
CUSIP:	61748W108
Underwriters:
Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated
Citigroup Global Markets Inc.
Banc of America Securities LLC
Thomas Weisel Partners LLC
Jefferies & Company, Inc.
JMP Securities LLC
Blaylock & Company, Inc.
E*Trade Securities LLC
Susquehanna Financial Group, LLLP

The following information updates the information describing our proposed indebtedness following this offering.

Mortgage and Other Indebtedness Outstanding After This Offering

        Our $80.0 million management company term loan and our $125.0 million revolving credit facility were proposed to have been secured by pledges of equity interests in certain of our subsidiaries. Our ability to provide the requested pledges is subject to the satisfaction or waiver of certain conditions under the terms of our mortgage debt (including that we receive "no-downgrade" letters from the ratings agencies with respect to the securitization facilities in which our existing mortgage indebtedness has been included and that the maturity date of these new loans is later than the maturity date of the mortgage debt) and these conditions have not yet been satisfied or waived. Our lenders have agreed to make the loans on an unsecured basis. We and our lenders have agreed to use commercially reasonable efforts to satisfy the required conditions (or obtain relevant waivers) as soon as practicable. If we have not provided the requested pledges by April 1, 2006, the interest rate on the term loan and drawings on the revolving loan will increase from 200 basis points to 350 basis points over LIBOR until we provide the requested pledges. An increase of 150 basis points on our management company loan would increase our annual interest expense by approximately $1.2 million. We expect that our revolving credit facility initially will be undrawn. If that facility were fully drawn, an increase of 150 basis points on our revolving credit facility would increase our annual interest expense by approximately $1.9 million.

To review a filed copy of our current registration statement, go to the following link:

http://www.sec.gov/Archives/edgar/data/1342126/000104746906001676/a2166502zs-1a.htm

        THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV OR BY GOING TO THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING TOLL-FREE 1-800-584-6837 (RETAIL INVESTORS) OR 1-866-718-1649 (INSTITUTIONAL INVESTORS) OR BY EMAILING PROSPECTUS@MORGANSTANLEY.COM.

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR WITHIN THE EMAIL THAT DISTRIBUTED THIS DOCUMENT ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

February 13, 2006

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Morgans Hotel Group Co. $360,000,000 18,000,000 Shares